MidAmerican Energy Company
P. O. Box 657
Des Moines, Iowa 50303-0657

May 29, 2007

VIA EDGAR AND FACSIMILE

Mr. William Thompson
Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	MidAmerican Funding LLC, File No. 333-90553
MidAmerican Energy Company, File No. 333-15387
Form 10-K for Fiscal Year Ended December 31, 2006
Filed March 1, 2007
Form 10-Q for Fiscal Quarter Ended March 31, 2007

Dear Mr. Thompson:

This correspondence is being filed in response to comments received from the staff of the U.S. Securities and Exchange Commission (“Commission”) by letter dated May 21, 2007 (“Comments”) with respect to MidAmerican Funding LLC (“MidAmerican Funding”) and MidAmerican Energy Company (“MidAmerican Energy” and together with MidAmerican Funding, the “Company”) and their Form 10-K for the fiscal year ended December 31, 2006 (“Form 10-K”) and their Form 10-Q for the fiscal quarter ended March 31, 2007 (“Form 10-Q”). The numbering below corresponds to the numbering of the Comments, which have been incorporated into this response letter in italics.

Mr. William Thompson
May 29, 2007

Form 10-K for Fiscal Year Ended December 31, 2006

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 31

Results of Operations for the Years Ended December 31, 2006 and 2005, page 33

Nonregulated Gross Margin, page 35

1.
Please tell us the change in management strategy related to certain end-use gas contracts that resulted in your determination to record prospectively the related gas revenues and cost of sales on a gross, rather than net, basis. Please also tell us the factors you considered in assessing whether such gas revenues should be recorded on a gross basis. In your response, address your consideration of the guidance in EITFs 99-19, 02-3 and 03-11, as applicable.

Response: The contracts in question were sales contracts with large industrial gas users that were previously managed by MidAmerican Energy’s unregulated gas trading group and net accounting was originally applied pursuant to EITF 98-10 and EITF 02-3. Although EITF 02-3 superseded EITF 98-10, MidAmerican Energy’s assessment and classification of the unregulated gas trading group’s activities did not change as EITF 02-3 continued to require net accounting for trading activities. Accordingly, from an organizational point of view, net accounting was applied to all contracts managed by the unregulated gas trading group, including the gas end-use contracts in question. In late 2005, in conjunction with the discontinuation of gas speculative trading, the management of these end-use contracts was transferred to the unregulated retail services group within MidAmerican Energy.

The focus of the unregulated retail services group is to market and supply unregulated electric and gas service to commercial and industrial end users. Speculative trading is not permitted. The contracts managed by this group have the following characteristics that require gross accounting, based on our evaluation of the accounting guidance contained in EITFs 99-19 and 03-11:

•	Customers were all retail, end-use consumers of gas;
•	There was no history of net settling and all sales were physically delivered;
•	MidAmerican Energy had discretion as to the source of the gas being sold to its customers; and
•	MidAmerican Energy took title to the gas prior to reselling it to such end users and was exposed to customer credit risk.

Mr. William Thompson
May 29, 2007

In conjunction with the application of EITF 02-3 (which superseded EITF 98-10, as described above), an assessment of all MidAmerican Energy’s commercial activities was performed for categorization as “trading” or “non-trading.” This assessment was performed at the time the end-use contracts in question were under the management of the unregulated gas trading group. While the end-use contracts themselves did not have the characteristics associated with “trading” activities, the contracts were part of a portfolio managed by unregulated gas trading that allowed traders to employ strategies where positions were taken and liquidated frequently - activities that were considered trading.

The unregulated gas trading group routinely took speculative positions on natural gas products of both a physical and financial nature. The end-use contracts were included in the measurement of limits for the unregulated gas trading group, as authorized by MidAmerican Energy senior management. The existence of the end-use contracts in the portfolio of the unregulated gas trading group enabled larger and more aggressive positions to be taken by the traders.

Because of the change in how the industrial end-use contracts were managed in late 2005, prospective application of gross accounting was determined to be appropriate. In light of the transition involved in the change of management of these contracts, the change to gross accounting was made effective January 1, 2006.

2.
We note that MidAmerican Funding parent company long-term debt is secured by a pledge of the common stock of MHC and MidAmerican Energy. Please explain to us why you are not required to file the financial statements of MHC in accordance with Rule 3-16 of Regulation S-X.

Response: We respectfully acknowledge the comment. To clarify, MidAmerican Funding parent company long-term debt is secured by a pledge of the common stock of MHC, Inc. (“MHC”), but is not secured by a pledge of the common stock of MidAmerican Energy. MidAmerican Energy’s long-term debt note incorrectly discloses that its common stock is pledged as security for MidAmerican Funding’s long-term debt.

Given the significance of MidAmerican Energy to MHC, the disclosure contained in Note 8 of MidAmerican Energy’s financial statements was intended to convey the practical effect of the pledge of MHC stock as security for MidAmerican Funding’s long-term debt. In consideration of Staff’s comment and upon further consideration, we do not believe any reference in the MidAmerican Energy long-term debt note to MidAmerican Funding debt, or the security pledged for MidAmerican Funding’s repayment, is a required disclosure under either U.S. Securities and Exchange Commission rules or accounting principles generally accepted in the United States of America. Accordingly, we plan to remove such references from the MidAmerican Energy financial statements included in future periodic filings.

Mr. William Thompson
May 29, 2007

We also respectfully acknowledge that the book value of MHC’s holding of MidAmerican Energy common stock is in excess of 20% of the principal value of the MidAmerican Funding parent company debt and meets the test described in Rule 3-16(b) of Regulation S-X. However, we do not believe that inclusion of MHC consolidated financial statements adds meaningful disclosure to MidAmerican Funding’s Form 10-K filing for the following reasons:

1.	MHC is a holding company and conducts no business other than the ownership of its subsidiaries and has no significant assets or operations of its own.
2.
MidAmerican Energy’s total assets, revenue, operating income, income from continuing operations before income taxes and cash flows from operating activities have been and are expected to continue to constitute substantially all of the corresponding MHC consolidated total.

3.	MidAmerican Energy’s financial statements are included in our periodic filings pursuant to Rule 3-01 of Regulation S-X.

The following table illustrates the ownership structure of MidAmerican Funding and its subsidiaries.

Mr. William Thompson
May 29, 2007

Of these subsidiaries, only MidAmerican Energy has significant assets or operations. Most importantly, MidAmerican Energy’s consolidated financial position, income and cash flows, as of and for the twelve months ended December 31, 2006, 2005 and 2004 comprise nearly 100% of such measures for consolidated MHC (excluding intercompany balances between MHC and MidAmerican Funding), as illustrated in the table below (amounts in millions):

	2006
	MEC	MHC	MEC %

Current assets	$694	$687	101%
Non-current assets	5,816	5,880	99%
Total assets	6,510	6,567	99%
Current liabilities	802	802	100%
Non-current liabilities	3,726	3,753	99%
Total liabilities	4,528	4,555	99%
Operating revenue	3,448	3,453	100%
Operating income	421	421	100%
Income from continuing operations before income taxes	385	426	90%	*
Operating cash flows	559	544	103%

* - Excluding one-time pre-tax gains from the sale of Intercontinental Exchange stock of $27.6 million, this value is 97%, or substantially equal to MidAmerican Energy.

	2005
	MEC	MHC	MEC %

Current assets	$706	$707	100%
Non-current assets	5,158	5,227	99%
Total assets	5,864	5,934	99%
Current liabilities	725	783	92%	*
Non-current liabilities	3,364	3,391	99%
Total liabilities	4,089	4,174	98%
Operating revenue	3,160	3,166	100%
Operating income	381	381	100%
Income from continuing operations before income taxes	336	324	104%
Operating cash flows	463	452	102%

* - Excluding MHC’s note payable to MidAmerican Energy Holdings Company of $54.3 million, this value is 99%, or substantially equal to MidAmerican Energy.

Mr. William Thompson
May 29, 2007

	2004
	MEC	MHC	MEC %

Operating revenue	$2,696	$2,702	100%
Operating income	356	356	100%
Income from continuing operations before income taxes	210	214	98%
Operating cash flows	523	521	100%

Given the minor nature of the non-MidAmerican Energy subsidiaries of MHC, we determined that the inclusion of consolidated MHC financial statements, in addition to the MidAmerican Energy financial statements, in the Form 10-K filing would not add meaningful disclosure. However, in order to convey the significance of MidAmerican Energy to MHC and in anticipation of such continued significance, we commit to include the following disclosure in the “Long-Term Debt” note, of MidAmerican Funding’s future annual filings lieu of filing the financial statements of MHC:

A substantial portion of the value of MHC common stock is derived through MHC’s ownership of MidAmerican Energy common stock. MidAmerican Energy comprises xx%, xx%, xx% and xx% of MHC’s consolidated total assets, revenue, operating income and operating cash flow, respectively as of and for the year ended December 31, 200X.

Additionally in future filings, Note 1 of the MidAmerican Funding financial statements describing company organization will be revised to disclose that MHC is a holding company and conducts no business activities other than the ownership of its subsidiaries.

3.
In light of the restrictions placed on MidAmerican Energy to maintain common equity levels above 42% of total capitalization, please explain to us why you are not required to provide Schedule I. Refer to Rules 4-08(e), 5-04 and 12-04 of Regulation S-X.

Response: We respectfully acknowledge the comment that the potential dividend restriction on MidAmerican Energy triggers the inclusion of condensed parent-only financial information for MidAmerican Funding in its Form 10-K filings. We have considered the disclosure, but have not included it in past annual filings as we believed that the inclusion of Schedule 1 did not enhance the disclosures already contained in the filing given the following:

1.
Material parent information is available in the Statement of Capitalization and Balance Sheets of MidAmerican Funding in Form 10-K. As noted on page 5 of the Form 10-K, MidAmerican Funding conducts no business other than activities related to its $700 million of long-term debt securities and its ownership of MHC, including the accounting for goodwill and other minor purchase accounting adjustments associated with the MidAmerican Energy Holdings Company acquisition in March 1999.

2.	Additionally, there are no restrictions on MidAmerican Energy’s ability to loan or advance funds to its parent.

Mr. William Thompson
May 29, 2007

However, we commit to including the required Schedule I disclosures in future filings.

4.
Please be advised that the certifications required by Rule 13a-14(a) or Rule 15d-14(a) must include language exactly as set forth in Item 601(b)(31) of Regulation S-K. Accordingly, in future filings, please add the parenthetical language that has been deleted from paragraph 4(c) of your certifications.

Response: The Company notes Staff’s comment and will revise such certifications accordingly in future filings.

The Company acknowledges that: (1) the Company is responsible for the adequacy and accuracy of the disclosures in its filings, (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and (3) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Please advise us if we can provide any further information to facilitate your review. Please direct any further questions or comments concerning this response letter to me at 515.281.2979.

Sincerely,

/s/ Thomas B. Specketer
Thomas B. Specketer
Vice President and Controller
MidAmerican Energy Company